FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

23 January 2012

HSBC TERMINATES PROPOSED SETTLEMENT FOLLOWING DISMISSAL OF US CLASS ACTION RELATING TO THEMA UCITS FUND

In the class action brought in New York against various HSBC companies1 ("HSBC") and numerous other defendants on behalf of investors in the Thema International Fund PLC ("Thema"), an Irish incorporated and authorised UCITS fund whose assets were invested with Bernard L Madoff Securities LLC ("Madoff Securities"), the New York federal court dismissed the claims against HSBC and the other defendants based in part on a finding that Ireland was a more appropriate forum to litigate the plaintiff's claims and, thereafter, declined to consider whether to grant approval of the proposed settlement between HSBC and the plaintiff, as was required for the settlement to become effective. In light of the court's decisions, HSBC has terminated the settlement agreement. The plaintiff contests HSBC's right to terminate and has appealed the court's decisions.

Media enquiries to:

Jezz Farr	+44 (0) 20 7991 3124	jezz.farr@hsbc.com

Notes to editors:

1. The HSBC defendants in the case are: HSBC Securities Services (Ireland) Limited; HSBC Institutional Trust Services (Ireland) Limited: HSBC Holdings plc; and, subject to the granting of leave to effect a proposed pleading amendment, HSBC Bank USA, N.A

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and Africa. With assets of US$2,716bn at 30 September 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 23 January 2012